Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Dennis R. Baranowski 90 Discovery Irvine, CA 92618 Tel: (949) 379-2600 Fax: (949) 379-2610 www.geracilawfirm.com	Melissa C. Martorella Kyle Niewoehner Tae K. Kim Tom Hajda** Darlene P. Hernandez*** Marisol A. Nagata Lindsay J. Anderson****

Via EDGAR and OVERNIGHT MAIL

Mr. Jonathan Burr

Division of Corporate Finance - Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

May 4, 2021

Re:	Concreit Fund I LLC

Offering Statement on Form 1-A
Post-qualification Amendment No. 1

Filed April 15, 2021

File No. 024-11171

Dear Mr. Burr:

This letter is submitted on behalf of Concreit Fund I LLC (the “Company”) in response to comment from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated May 4, 2021 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11171) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended, to the Commission on April 15, 2021, relating to the Company’s post-qualification amendment no. 1. The response provided is based upon information provided to Geraci Law Firm by the Company. The item below corresponds to the comment number in your letter followed by our response:

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Comment No. 1

1.	Please update this section, including your results of operations and liquidity and capital resources, for the year ended December 31, 2020.

Response to Comment No. 1

The Company updated the “Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49”.

Very truly yours, GERACI LAW FIRM /s Tae Kim Tae Kim t.kim@geracillp.com (949) 379-2600

Enclosures